SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35487; File No. 812-15629

TCW Direct Lending VII LLC, et al.

March 3, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 12(d)(1)(J), 57(c), 57(i) and 60 of Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants seek an order to permit the Company (i) to conduct an exchange offer pursuant to which investors in the Company ("Unitholders"), including certain directors and officers of the Company and employees of TCW LLC, an affiliate of TAMCO, (collectively, the "TCW Directors, Officers and Employees"), may elect to exchange all or a portion of their units in the Company ("Units") for an equivalent number of shares ("Shares") in the Extension Fund (each such Unitholder, an "Electing Unitholder"), and (ii) to transfer to the Extension Fund a pro rata portion of the Company's assets and liabilities, including a pro rata portion of each of the Company's portfolio investments, in proportion to the percentage of Units tendered and accepted for exchange.

Applicants: TCW Direct Lending VII LLC (the "Company"), TCW Specialty Lending Evergreen Fund LLC (the "Extension Fund"), and TCW Asset Management Company LLC ("TAMCO").

Filing Dates: The application was filed on September 16, 2024, and amended on January 15, 2025

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 28, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov.

Applicants: Andrew Bowden, Esq., Executive Vice President and General Counsel, The TCW Group, Inc.: 515 South Flower Street, Los Angeles, California 90071

<u>FOR FURTHER INFORMATION CONTACT</u>: Toyin Momoh, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated January 15, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.